Hedge Fund Guided Portfolio Solution
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611

December 6, 2018
VIA EDGAR

David L. Orlic
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Hedge Fund Guided Portfolio Solution

File Nos. 333-224465 (Post-Effective Amendment No. 1) & 811-23347 (Amendment No. 4)

Dear Mr. Orlic,
We reviewed the Staff’s comments on the registration statement filed on Form N-2/A on October 4, 2018 (the “Registration Statement”) for Hedge Fund Guided Portfolio Solution (the “Fund”) (accession number: 0000898432-18-001088).  Below is a summary of the comments you provided via a telephone conversation with Matthew Rogers on Thursday, November 15, 2018.  We respectfully submit this response letter on behalf of the Fund.
Please find the Fund’s responses to the comments below, which accompany the amended Registration Statement.  We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments and resolve any matters raised.  The Fund is filing a request seeking effectiveness of the Registration Statement, as amended, on December 10, 2018, in connection with the filing of the post-effective amendment.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration request.
Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in its Registration Statement. Page numbers refer to the page numbers of the October 4, 2018 Registration Statement.
Summary of Terms - Fees and Expenses, page 9

1.
In the second paragraph, in the sentence that reads, “Recoupment will be made as promptly as possible…,” please add the phrase, “after giving effect to the recoupment amount” in order to clarify how recoupment amounts will be determined.

Response: The Fund has made the requested change.

Summary of Terms - Purchasing Shares, page 11
2.	Please describe the circumstances when a partial waiver or no sales load will be charged by the Selling Agents on purchases of Class A Shares.
Response: The Fund has made the requested change.
3.
The disclosure in the sixth sentence of this sub-section states, “No Sales Load will be charged by the Selling Agents to certain types of investors.”  At the end of this sentence, please add “as set forth below.”  The Staff notes the types of investors who may not be subject to the sales load are described later in this paragraph.

Response:  The Fund has made the requested change.
4.
In the sentence that reads, “The sales load may be waived for institutional investors…,” please consider revising this disclosure to read, “The sales load will be waived…,” or alternatively, explain the circumstances when the sales load will not be waived.

Response:  The Fund believes the additional disclosure added in response to Comment #2 addresses the Staff's concerns.
5.
The penultimate sentence in this sub-section states, “The sales load may be waived for … and such other persons as may be authorized by the Adviser.”  Please provide a more specific description of who is meant by “other persons.”

Response: The Fund has deleted the noted phrase from the amended Registration Statement.
Summary of Fund Expenses, page 15
6.	Please revise the disclosure in footnote #1 of the expense table so that the sales loads are reflected net of fund performance.
Response: The Fund respectfully declines to make the requested change.  Sales loads are, as disclosed, an external fee neither invested in nor ever subject to fund performance.  The Fund respectfully notes that current disclosure complies with the requirements of Item 3 of Form N-2 and is standard for funds.
7.	Please supplementally confirm the disclosure in footnote #2 is consistent with the requirements of Rule 12b-1.
Response:  The Fund so confirms.
8.	In footnote #2, please revise the description of the Distribution and Service Fee for Class A Shares, to use the defined term “Advisory Fee”.
Response:  The Fund has made the requested change.
9.	The disclosure in footnote #2 notes that in connection with Class A Shares of the Fund, the Fund pays a Distribution and Service Fee “…equal to 0.75% per annum of the aggregate value of the

Fund’s Class A Shares outstanding, determined as of the last calendar day of each month.” Please update this footnote so that the Distribution and Service Fee is calculated on a net asset value basis.
Response:  Current disclosure so states, and no change is needed.  The aggregate value of Class A shares is the aggregated net asset value of all Class A shares outstanding.
10.	Please supplementally confirm that “any extraordinary expenses” described in footnote #5 relates to Acquired Fund Fees and Expenses.
Response:  The term is not applicable to Annual Fund Fees and Expenses, which are separately excluded under the expense limitation contract and not a fund expense under applicable accounting rules for financial statements. The term “extraordinary expenses” in the Expense Limitation, as with nearly every investment company’s similar agreement, refers to expenses determined to be non-routine and/or nonrecurring, often determined as such by reference to accounting procedures defining extraordinary expenses.
Fees and Expenses, page 97
11.	Please confirm all information required by Item 12(b)(2) of Form N-1A is included in subsequent Registration Statements.
Response:  In response to this comment, the Fund has revised the disclosure in the third paragraph as follows:
In connection with Class A Shares of the Fund, under a plan adopted in accordance with Rule 12b-1, the Fund pays the Distributor or a designee a distribution and/or service fee equal to 0.75% per annum of the aggregate net asset value of the Fund’s Class A Shares outstanding, determined as of the last calendar day of each month (prior to any repurchases of Shares and prior to the Management Fee being calculated) (“Distribution and Service Fee”). The Distribution and Service Fee is payable monthly.  Because this fee is paid out of the Fund’s assets on an on-going basis, over time this fee will increase the cost of a Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges.  The Distributor or designee may transfer or re-allow all or a portion of the Distribution and Service Fee to certain intermediaries. The Adviser also may pay a fee out of its own resources to intermediaries.
12.	Please confirm that all fees paid to financial intermediaries, including the fees relating to sub-accounting, recordkeeping and/or other administrative services, comply with FINRA Rule 2341.
Response:  The Fund so confirms.
Statement of Additional Information, page 1
13.	Please confirm the information required by Item 10.5 of Form N-2 is accurately reflected in the Registration Statement.
Response: The Fund so confirms.
14.  Please confirm the Fund’s financial statements accurately reflect the Fund’s current commitments to private funds.

Response: The Fund respectfully notes there is no requirement to update financial statements when launching a new class of shares and that the financial statements are accurate as of June 13, 2018.
Exhibits
15.	Please confirm no organizational documents need to be amended to account for the additional share class.
Response:  The Fund so confirms.
Thank you for your attention in these matters. Please feel free to call me any time at 617-951-9147, or George Zornada at 617-261-3231.
Sincerely, /s/ Matthew J. Rogers Matthew J. Rogers

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